Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.202.4716

June 26, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Shine Media Acquisition Corp. Form S-1 Registration Statement File No. 333-127093
Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amendment No. 3 and all exhibits thereto.

Amendment No. 3 responds to the comments set forth in the Staff letter dated June 9, 2006 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

Securities and Exchange Commission June 26, 2006 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General
1.
At the time that the Company was preparing to file Amendment Number 2 to the Registration Statement, the Company’s management consulted with Merriman, Curhan, Ford & Co. with respect to the state of capital markets, generally, and the amount that Merriman, Curhan, Ford & Co. believed could be raised on the Company’s behalf. Based on those consultations, the Company determined to reduce the total amount of the offering to $36,000,000.

2.
Assuming there has been no approved business combination within the specified time periods described in the Company’s Third Amended and Restated Certificate of Incorporation and the trust agreement and the Company is dissolved, the Company’s Board of Directors will determine whether the Company’s affairs should be wound up and the Company liquidated in accordance with the default procedures in Section 281(b) of the Delaware General Corporation Law (“DGCL”) or the more complex and time consuming procedures in Section 280 of the DGCL. In making that determination, the Board of Directors intends to consult with qualified Delaware counsel experienced with the winding up procedures under Sections 280 and 281 of the DGCL and to review the facts and circumstances of the Company at such time, including what (if any) liabilities and/or claims against the Company may exist and the most appropriate means of providing for payment of such liabilities or claims.

It is currently expected that the Board will conclude that winding up and liquidating pursuant to Section 281(b) of the DGCL will be the more appropriate procedure to follow if the Company is dissolved by reason of there being no approved business combination within the specified time periods described in the Company’s charter.

If, as is anticipated, the Board determines that the Company’s affairs should be wound up pursuant to Section 281(b), then the Board, after consultation with qualified Delaware counsel and review of the Company’s assets and liabilities and any potential claims, would adopt a plan of distribution as required by

Securities and Exchange Commission June 26, 2006 Page 3

Section 281(b), which plan would provide for the payment, based on facts known to the Company at the time, of (i) all existing claims, (ii) all pending claims, and (iii) all claims that may potentially be brought against the Company within ten years after the effectiveness of the Company’s dissolution.

In the event that the Board determines to wind up the Company’s affairs pursuant to Section 281(b), to the extent an insufficient amount of funds were to be retained and reserved for creditors who ultimately were to prevail on the merits of such claims, stockholders, under certain limited circumstances, could be required to return up to all of the amounts they received as liquidating distributions from the Company.

The statutory requirements and Board actions discussed above, and the resulting consequences to the stockholders, have been disclosed in Amendment No. 3 and throughout the prospectus where appropriate, including in the section entitled “Proposed Business - Effecting a Business Combination - Plan of dissolution and liquidation if no business combination” beginning on page 48. Additionally, with respect to the risks associated with the Company’s proposed course of action, the Company has included certain risk factors indicating that stockholders may be liable to creditors up to the amount of any distribution made to stockholders in connection with the winding up and liquidation of the Company in the event the Company is required to dissolve.

In order to address the Staff’s comment regarding bankruptcy, we have clarified the disclosure in the risk factors and elsewhere.

Given the additional disclosure responding to the procedural aspects of Delaware law and the creditor-related issues that have surfaced with respect to risks associated with bankruptcy, the Company has included a new risk factor about the potential for stockholder liability for claims against the Company. See page 13, “Risk Factors - Risks associated with our business - We will dissolve and liquidate if we do not consummate a business combination and our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.”

Additionally, the Company has added new language regarding bankruptcy risk to the risk factor entitled “Risk Factors - Risks associated with our business - If third parties bring claims against us, the proceeds held in trust could be reduced, and the per-share liquidation amount received by stockholders could be less than $5.65 per unit” beginning on page 12.

Securities and Exchange Commission June 26, 2006 Page 4

3.
The Company has revised the disclosure in the Registration Statement to reflect the possibility that investors may not receive $5.65 per share upon liquidation. See, for example, the section entitled “Proposed Business - Effecting a Business Combination - Plan of dissolution and liquidation if no business combination” beginning on page 48. The Company believes that the disclosure in the Registration Statement relating to the initial approximate liquidation payment to stockholders is important to give potential stockholders an understanding of the approximate amount that they would receive in the event of the liquidation of the Company based on the amount originally placed in trust.

4.
The Company has revised the Registration Statement to disclose that the Company has not independently verified if its chief executive officer and chief financial officer have sufficient funds to satisfy their indemnification obligations.

5.
The Company has revised the Registration Statement to disclose the indicated provision in more detail and to explain the potential impact of the provision on investors. See, for example, the prospectus summary on page 7 and the section entitled “Proposed Business - Effecting a Business Combination - Plan of dissolution and liquidation if no business combination” beginning on page 48. The Company has also revised the Registration Statement to disclose that it views the business combination procedures as obligations to its investors and that neither it nor its board of directors will propose, or seek stockholder approval of, any amendment of such provisions. See, for example, the prospectus summary on page 7 and the section entitled “Proposed Business - Effecting a Business Combination - Conversion Rights” beginning on page 47.

Cover Page of Prospectus
6.	The Company has revised the cover page in accordance with the Staff’s comment.
Prospectus Summary
7.
The Company has revised the disclosure on page 5 of the Registration Statement to clarify that such shares could only be transferred to family members, for estate planning purposes or by will in the event of death. We respectfully submit that such transfers would not result in any integration issues.

Securities and Exchange Commission June 26, 2006 Page 5

8.
The Company has revised the disclosure to clarify that those public stockholders choosing to convert their shares of the Company’s common stock would only be entitled to receive the conversion payment in the event that the business combination was actually consummated.

9.
The Company has revised the disclosure to indicate that the Company would acquire majority ownership in the foreign entity. The Company has also revised the disclosure to indicate that the foreign entity could, but would not necessarily be, a company organized under the laws of the United States. In addition, the Company has added disclosure that such foreign entity will only have operations in the media or advertising industry.

Risk Factors
10.	The Company has revised the disclosure in accordance with the Staff’s comment.
11.	The Company has deleted risk factor 20.
12.	The Company has revised the disclosure in the risk factor on pages 20 and 21 to explain why it could be deemed to be an investment company.
Comparison to Offerings of Blank Check Companies, page 47
13.	The Company has revised the disclosure in the Registration Statement in accordance with the Staff’s comments.
Option Grants in Last Fiscal Year, page 53
14.
The Company has revised the disclosure to clarify that the options granted to the executive officers were part of the April 2006 grant of options to the existing stockholders of the Company as a whole. To date, the Company has not granted any other options.

Principal Stockholders, page 54
15.	The Company has revised the Registration Statement in accordance with the Staff’s comments. Except as disclosed in the Registration Statement, there are no affiliations.

Securities and Exchange Commission June 26, 2006 Page 6

16.	The Company has revised the disclosure in the Registration Statement in accordance with the Staff’s comments.
17.
The Company calculated this percentage as follows: (a) (i) 1,440,000 shares of common stock owned by the officers and directors immediately prior to the private placement, plus (ii) 133,333 shares of common stock purchased as part of the units in the private placement, divided by (b) the 7,633,333 shares that will be outstanding after the offering, assuming no exercise of the over-allotment option. The Company has revised the disclosure to clarify how the percentage was calculated.

Financial Statements Warrants
18.
In accordance with discussions with the Staff, the Company has revised the Warrant Agreement to provide that holders of warrants have no right to a net-cash settlement in the event that the shares underlying the warrants are not registered with the Commission. Based on that change, the other provisions of the Warrant Agreement and the disclosure in the Registration Statement, the Company believes that the warrants are properly classified as equity and not as a liability. In addition, the Company has added a risk factor on page 15 of the Registration Statement and has revised to the disclosure on page 69 to clarify the risk to warrant holders.

The Company and the underwriters have also agreed to include similar language in Section 2.3 of the Underwriters Purchase Option.

Note 1 - Organization, proposed business operations and summary of significant accounting policies
19.
The Company respectfully submits that since the footnote is as of February 28, 2006 and that the prospectus will be dated as of the effective date of the Registration Statement, the disclosure is accurate. Although the private placement did not take place as of the date of the footnote, it will have been consummated as of the effective time of the Registration Statement.

Note 4 - Commitments and Contingencies
20.	The Company has revised the Registration Statement in accordance with the Staff’s comments.

Securities and Exchange Commission June 26, 2006 Page 7

21.
According to Merriman Curhan Ford & Co., the simple average of each of the volatilities of the 54 companies listed on Schedule I was used as an estimate of the Company’s expected volatility for the underwriters purchase option. The volatility for the representative companies was calculated using one year because volatility data was only available for some of the companies within the index for a year or less. Also, given the dynamic nature of the industry and its recent substantial growth, recent volatility data is likely to be more representative of future volatility. Volatility was calculated using daily historical prices. A schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility is attached to this letter as Schedule I.

The volatility for the option awards to the Company's founding shareholders was calculated using the first 45 days of trading of similar newly public companies in accordance with the guidance provided in FAS 123(R) paragraph A32 (c).  The details of the representative companies are attached to this letter as Schedule II.

Part II
Item 15. Recent Sales of Unregistered Securities
22.	The Company has revised the disclosure in the Registration Statement in accordance with the Staff’s comments.
Exhibits
23.	A copy of our revised opinion and our consent has been filed as Exhibit 5.1 to Amendment No. 3.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

cc:	Richard Chang, Chairman Shine Media Acquisition Corp.

SCHEDULE I

Halter USX China Index Historical Volatility

	Historical	Time	Market
Ticker	Volatility	Period (days)	Cap ($M)

ach	31.1%	365	$7,620
asia	38.8%	365	188
astt	71.5%	365	128
bidu	72.5%	365	2,610
caas	26.3%	50	162
cba	23.7%	50	552
cea	24.7%	365	642
cesv	92.0%	365	13
cha	20.0%	365	24,990
china	52.0%	365	463
chl	24.9%	365	107,752
chu	26.0%	365	10,998
cmed	70.8%	173	616
cn	22.2%	365	10,797
cntf	67.4%	239	601
cogo	56.4%	365	368
ctrp	40.9%	365	1,549
cyd	64.9%	365	240
dswl	29.0%	365	135
fmcn	50.1%	193	2,525
gsh	30.2%	365	1,490
hnp	21.6%	365	7,500
hray	42.2%	302	130
idwk	51.1%	365	236
intn	83.2%	365	115
jobs	71.9%	365	597
jrjc	57.4%	365	112
kong	52.1%	365	343
lfc	25.2%	365	36,900
long	51.3%	365	353
lton	42.6%	365	152
ncty	52.0%	365	579
nine	49.4%	345	171
nte	30.2%	365	949
ntes	44.1%	365	2,612
nwd	75.0%	365	74
pact	60.7%	325	80
ptr	22.6%	365	171,340
rada	27.3%	365	204
shi	34.6%	365	3,260
sina	25.6%	365	1,226
smi	29.5%	365	2,416
snda	52.4%	365	932
snp	25.3%	365	44,620
sohu	38.9%	365	903
stp	69.5%	85	3,510
sva	72.0%	365	107
tbv	70.3%	365	332
tomo	41.3%	365	1,012
utsi	61.4%	365	732
wzen	47.7%	365	62
xing	51.3%	365	155
yzc	36.0%	365	3,260
znh	29.6%	365	973

SCHEDULE II

		Volatility
Company Name	Initial Trade	45 Days Post-IPO

China Mineral Acquisition Corp.	10/01/04	16.2%
Great Wall Acquisition Corp	04/01/04	18.4%
Chardan North China Acquistion Corp.	08/31/05	8.6%
China Unistone Acquisition Corp.	02/17/05	17.5%